Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor Inc.
FQ3 2024 Earnings Call
Thursday, February 1, 2024 9:00 AM ET

COMPANY PARTICIPANTS

Andrew Keegan
Chief Financial Officer

Eric C. Nyman
CEO Revelyst,
Co-CEO & Director

Jason R. Vanderbrink
CEO The Kinetic Group,
Co-CEO & Director

Tyler  Lindwall
Vice President of Corporate
Development, IR and FP&A

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate II Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with Vista Outdoor’s expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of Vista Outdoor’s customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt its products to changes in technology, the marketplace and customer preferences, including Vista Outdoor’s ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, Vista Outdoor’s products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to Vista Outdoor’s business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and Vista Outdoor’s markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for Vista Outdoor’s products and the financial health of Vista Outdoor’s customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2024, and in the filings we make with Securities and Exchange Commission (the “SEC”) from time to time. Vista Outdoor undertakes no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. After the Registration Statement is declared effective, Vista Outdoor will mail the definitive proxy statement/prospectus to each Vista Outdoor stockholder entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.

PRESENTATION

Operator

Hello, and welcome to the Third Quarter Fiscal Year 2024 Vista Outdoor Earnings Conference Call. My name is Alex, and I'll be coordinating the call today. [Operator Instructions]

[Portions of transcript unrelated to transaction omitted]

Andrew Keegan
Chief Financial Officer

Good morning, and thank you all for joining us today as we discuss our fiscal year 2024 third quarter results. Before Jason and Eric provide you with an update on the Kinetic Group and Revelyst, I want to take a few minutes to provide an update on the status of the previously announced agreement to sell the Kinetic Group to Czechoslovak Group, or CSG. I am pleased to report that the transaction process is progressing well and is on track.

We have recently made large strides on the regulatory approval front, including the following: one, HSR Act, or anti-trust notification, was filed on November 9, 2023. On December 11, 2023, the waiting period under the HSR Act expired. Two, the United Kingdom National Security and Investment Act of 2021, notification was filed by CSG on November 10, 2023. On November 20, 2023, the notification was accepted and on January 5, 2024, the transaction was approved. And three, CSG and Vista Outdoor filed a joint notice with the Committee on Foreign Investment in the United States, or CFIUS, with respect to the transaction, which was accepted on December 28, 2023. The transaction is currently being reviewed by CFIUS, and our team is working with CFIUS to obtain its clearance.

As a reminder, under the merger agreement, CSG has committed to take all actions necessary or advisable to obtain the necessary regulatory approvals and to pay a termination fee equal to $114.6 million if the transaction does not close due to a failure to obtain the required regulatory approvals. In addition to the regulatory approvals I've noted, the transaction is subject to the approval of our stockholders and other customary closing conditions.

With our S-4 proxy filed on January 16, 2024, we expect to hold our stockholder vote in the second quarter of calendar year 2024. If the regulatory approvals are complete by the time of the stockholder vote, which cannot be assured, we expect the transaction to close shortly thereafter. We reaffirm our confident belief that the transaction will deliver meaningful value for our stockholders and is the best strategic alternative for maximizing value because, among other reasons, the expected payment of approximately $750 million of cash consideration or $12.90 per share locks in certainty of value for our stockholders in the near term.

Please reference the presentation materials for additional details regarding the tax treatment of Vista Outdoor shares at closing. Long-term, we expect the separation to jump-start our compelling vision for Revelyst by capitalizing its balance sheet with cash to accelerate its capital allocation strategy. We believe Revelyst will be well positioned to hit the ground running as a successful independent company.

[Portions of transcript unrelated to transaction omitted]

Eric C. Nyman
CEO Revelyst, Co-CEO & Director

[Portions of transcript unrelated to transaction omitted]

We are optimistic that potential future divestitures, alongside the $250 million in cash that we expect to capitalize the Revelyst balance sheet with at the time of separation, will allow us to accelerate our momentum through a capital allocation strategy that we expect will include investment in core organic growth opportunities, opportunistic share repurchases when we believe valuation is highly attractive and selective tuck-in acquisitions with clear integration use cases.

[Portions of transcript unrelated to transaction omitted]

Jason R. Vanderbrink
CEO The Kinetic Group, Co-CEO & Director

[Portions of transcript unrelated to transaction omitted]

I want to reiterate that The Kinetic Group ownership by CSG will allow us to grow the reach of our iconic American brands and expand into new markets where our legacy of superior U.S. manufacturing will shine with our new consumers.

Further, we expect the separation to jump start our compelling vision for Revelyst by infusing its balance sheet with cash to accelerate its capital allocation strategy and will put Eric and his team in a position to hit the group running as a successful independent company.

[Portions of transcript unrelated to transaction omitted]

The transaction will allow us to further expand our U.S. manufacturing footprint while providing new opportunities for our brands and our team members. CSG is a private, family-based company and has a rich history of excellence in manufacturing and experience in the American ammunition market. They are a strategic long-term buyer, fully committed to continuing the legacy of our brands, support for the military and law enforcement customers and investments in conservation and our hunting and shooting heritage.

[Portions of transcript unrelated to transaction omitted]

As we work toward the closing of the sale of The Kinetic Group to CSG, we remain acutely focused on building the best ammunition in America and delivering on our goals.

[Portions of transcript unrelated to transaction omitted]

Our future is filled with great opportunity, and we look forward to closing the sale of The Kinetic Group to CSG.

[Portions of transcript unrelated to transaction omitted]